[RIVERWAY HOLDINGS, INC. LETTERHEAD]


                               November 19, 1999


                                         BY FACSIMILE AND EDGARLINK TRANSMISSION

Mr. Paul Fischer
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


      Re: Riverway Holdings, Inc. - Withdrawal of Registration Statement on Form S-1 Registration No. 333-61153


Dear Mr. Fischer:

Riverway Holdings, Inc. (the "Company"), a Texas corporation, requests that the Company's Registration Statement filed on Form S-1 be withdrawn. Due to current unfavorable market conditions, the Company has decided not to pursue an initial public offering at this time. The Company has not made any offers or sales of its common stock pursuant to this Registration Statement.

If you need any additional information, please contact me at (713) 881-0612.



                                        Sincerely,


                                        /s/ JOHN E. PHILLIPS
                                            John E. Phillips
                                            President